UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thompson, Jr., W.H.
   15 East Fifth Street
   Tulsa, Oklahoma  74103
   USA
2. Issuer Name and Ticker or Trading Symbol
   Liberty Bancorp, Inc.
   LBNA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
President of LBNA and Chairman and CEO of Subsidiary Liberty Bank and Trust Company of Tulsa, N.A.

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11-20-|M   | |2,200             |A  |12.40      |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11-20-|F   | |679               |D  |40.125     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11-29-|G   |V|300               |D  |           |5,100              |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common Stock               |[1]   |T   |V|237               |A  |[1]        |                   |      |                           |
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Common Stock               |7-1-96|T[2]|V|104               |D  |35.913     |2,398              |I     |By ESOP Trust              |
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Common Stock               |[3]   |J   |V|100               |D  |           |                   |      |                           |
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Common Stock               |[3]   |J   |V|100               |D  |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |12.40   |11-20|M   | |2,200      |D  |6-20-|6-21-|Common Stock|2,200  |       |33,900      |D  |            |
(Right to Buy)        |        |-96  |    | |           |   |91   |00   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
[1] These shares were acquired from 1-1-96 through 9-30-96 under the Liberty Bancorp, Inc. Salary Deferral, Profit Sharing and Employee Stock
Ownership Plan and Trust at prices ranging from $35.175 to $38.213 per share in transactions that were exempt from Section 16(b) by virtue of old
Rule
16a-8(b).
[2] These shares were disposed of under the Liberty Bancorp, Inc. Salary Deferral, Profit Sharing and Employee Stock Ownership Plan and Trust in an intra-plan transaction that was exempt from Section 16(b) by virtue of old Rule 16a-8(b).
[3] Refers to shares held by adult sons of the reporting person. These shares were initially acquired at a time when the sons shared the same household with the reporting person and were required to be included in the holdings of the reporting person. The sons no longer share the same household and are financially independent and, as a result, the reporting person is no longer required to include such shares in his reports pursuant to Rule 16a-1(a)(2)(ii)(A) and this report is filed to reflect such change.

SIGNATURE OF REPORTING PERSON
/s/ W.H. Thompson, Jr.
DATE
12-3-96